UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35272

CUSIP NUMBER 597742105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MIDLAND STATES BANCORP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1201 Network Centre Drive

Address of Principal Executive Office (Street and Number)

Effingham, IL 62401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Midland States Bancorp, Inc. (the “Company”) is unable to file by the prescribed due date its Annual Report on Form 10-K for the period ended December 31, 2024 (the “2024 Annual Report”) without unreasonable effort or expense, because the Company requires additional time and effort to finalize its evaluation of the accounting and financial reporting of a third party lending and servicing arrangement, including obtaining third party documentation and analysis. Additionally, the Company is evaluating the impact related to its internal control over financial reporting. The timing necessary to obtain such data in support of the Company’s evaluation of the appropriate accounting and financial reporting has extended beyond the prescribed due date. Based on the internal assessments made, management believes the evaluation is expected to be completed with no material impact on previously reported financial results for the year ended December 31, 2024, including net income, earnings per share and asset quality. Management expects to file the 2024 Annual Report within fifteen calendar days following the prescribed due date.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties, including statements regarding the Company’s expectations regarding the timing of filing its 2024 Annual Report on or before the fifteenth day following its prescribed due date (the “extension deadline”), the consistency of the financial statements in the 2024 Annual Report with the Company’s previously reported financial results and the completion of matters necessary to permit filing by the extension deadline. Such forward-looking statements are based on assumptions about many important factors that could cause actual results to differ materially from those in the forward-looking statements, including risks identified in the Company’s most recent periodic reports and other SEC filings, all of which are available on the Company’s website. The Company can provide no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric T. Lemke	(217)	342-2141
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MIDLAND STATES BANCORP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2025	By:	/s/ Eric T. Lemke
		Name:	Eric T. Lemke
		Title:	Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).